Filed by Pono Capital Three, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pono Capital Three, Inc.

(SEC File No. 333-274502)

Horizon Aircraft and Pono Capital Three, Inc. Announce Effectiveness

of Form S-4 Registration Statement and Date of Pono’s Special

Meeting to Approve Business Combination

~ Special Meeting of Pono Capital Three, Inc. Shareholders to Approve Business

Combination Scheduled for January 4, 2024 ~

~ Upon Closing, the Combined Company is Expected to Trade on Nasdaq Under the Ticker “HOVR” ~

Toronto, Canada and Honolulu, Hawaii, December 27, 2023 (GLOBE NEWSWIRE) -- Robinson Aircraft Ltd., d/b/a Horizon Aircraft (“Horizon Aircraft” or the “Company”), a hybrid electric Vertical TakeOff and Landing (“eVTOL”) aircraft developer, and Pono Capital Three, Inc. (NASDAQ: PTHR, PTHRU and PTHRW) (“Pono”), a special purpose acquisition company, today announced that the Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form S-4 (“Registration Statement”) in connection with Horizon Aircraft and Pono’s proposed business combination (the “Business Combination”), which was previously announced on August 15, 2023. The Registration Statement provides important information about Horizon Aircraft, Pono and the Business Combination.

Pono will hold an extraordinary general meeting of its shareholders via live webcast at https://www.cstproxy.com/ponocapitalthree/2023 on Thursday, January 4, 2024 at 1:00pm Eastern Time (the “Special Meeting”) for its shareholders of record as of the close of business on November 22, 2023 (the “Record Date”), to vote upon proposals to approve the Business Combination and related matters. Pono has filed a definitive proxy statement/prospectus with the SEC relating to the Business Combination and has commenced mailing the definitive proxy statement/prospectus to its shareholders as of the Record Date. The Business Combination is expected to close shortly after the special meeting of the shareholders of Pono, subject to the approval of the shareholders of Pono at the meeting and the satisfaction of other closing conditions.

Upon closing of the Business Combination, the post-closing company will be renamed “New Horizon Aircraft Ltd.” and will continue to do business as “Horizon Aircraft” with its common stock and warrants trading on The Nasdaq Stock Market, LLC (“Nasdaq”) under the ticker symbols “HOVR” and “HOVRW,” respectively.

“The short timeline in which we accomplished this milestone is a direct testament to the hard work and dedication of the Horizon Aircraft and Pono teams,” said Brandon Robinson, Chief Executive Officer of Horizon Aircraft. “In anticipation of this key corporate transition to public ownership of Horizon, our team is excited and fully prepared to accelerate the development of our full-scale hybrid electric eVTOL aircraft. Our vertically integrated operating model allows for efficient operation of our business and deliver value to our committed shareholders.”

Davin Kazama, CEO of Pono, added, “The diligent operators of Horizon Aircraft are dedicated to their unique hybrid eVTOL aircraft. The Cavorite X7 leverages patented technology that allows it to perform a broad spectrum of useful operational missions in a more efficient, sustainable, and cost effective way than much of its competition. The Pono team is excited to support Horizon Aircraft as a public company and its team of aviation experts with a sole mission to further execute on eVTOL aircraft development, manufacturing, certification and ultimately commercialization.”

Pono shareholders are urged to read the proxy materials, including, among other things, the reasons for the unanimous recommendation by Pono’s Board of Directors that shareholders vote “FOR” the Business Combination proposal. Your vote “FOR” the Business Combination is important, no matter how many shares you own. If you have any questions or need assistance voting, please contact Advantage Proxy, Inc., Pono’s proxy solicitor, by telephone at (877) 870-8586 or by email at ksmith@advantageproxy.com. Pono shareholders who hold shares in “street name” (i.e., shareholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

About Horizon Aircraft

Horizon Aircraft is an advanced aerospace engineering company that is developing one of the world’s first hybrid eVTOL that is to be able to fly most of its mission exactly like a normal aircraft while offering industry-leading speed, range, and operational utility. Horizon’s unique designs put the mission first and prioritize safety, performance, and utility. Horizon hopes to successfully complete testing and certification of its Cavorite X7 eVTOL quickly and then enter the market and service a broad spectrum of early use cases. Visit www.horizonaircraft.com for more information.

About Pono Capital Three, Inc.

Pono is a special purpose acquisition company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Pono’s units started trading on the Nasdaq Global Market on February 14, 2023, under the ticker symbol “PTHRU.” The Class A common stock trades under the symbol “PTHR” and the warrants under the symbol “PTHRW,” respectively.

Advisors

Nelson Mullins Riley & Scarborough LLP is serving as U.S. legal counsel and Fang and Associates is serving as Canadian legal counsel to Pono in the transaction. Dorsey & Whitney LLP is serving as U.S. legal counsel and Gowling WLG (Canada) LLP is serving as Canadian legal counsel to Horizon Aircraft in the transaction. EF Hutton is acting as Capital Markets Advisor in the transaction.

Important Information About the Proposed Merger and Where to Find It

This press release relates to a proposed business combination transaction among the parties set forth above referred to above and herein as the Business Combination. Pono has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes preliminary and definitive proxy statements to be distributed to Pono’s shareholders in connection with Pono’s solicitation for proxies for the vote by Pono’s shareholders in connection with the proposed business combination, the Redomistication and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Pono’s shareholders in connection with the Redomestication. A full description of the terms of the Business Combination is provided in a proxy statement of Pono with respect to the solicitation of proxies for the special meeting of shareholders of Pono to vote on the Business Combination (the “Proxy Statement”). This communication is not intended to be, and is not, a substitute for the Proxy Statement or any other document Pono has filed or may file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transactions. Each of Horizon Aircraft and Pono urge its investors, shareholders and other interested persons to read, when available, the Proxy Statement as well as other documents filed with the SEC because these documents will contain important information about Horizon Aircraft, Pono, and the Business Combination. A definitive proxy statement is being mailed to shareholders of Pono as of the record date of November 22, 2023. Before making any voting or investment decision, investors, and shareholders of Pono are urged to carefully read the entire Proxy Statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed Business Combination and Redomestication. Pono shareholders and other interested persons will also be able to obtain a copy of the Proxy Statement, and other documents filed with the SEC, without charge, by directing a request to: Pono Capital Three, Inc., 643 Ilalo Street, #102, Honolulu, Hawaii 96813, (808) 892-6611, or on the SEC’s website at www.sec.gov.

Participants in Solicitation

Horizon Aircraft and Pono, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Pono’s shareholders in respect of the proposed Business Combination. Information about the directors and executive officers of Pono and their ownership is set forth in Pono’s filings with the SEC, including its prospectus relating to its initial public offering, which was filed with the SEC on February 14, 2023. Pono’s shareholders and other interested persons may obtain more detailed information about the names and interests of the directors and officers of Horizon Aircraft and Pono in the Business Combination will be set forth in Pono’s filings with the SEC, including the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination.

No Offer of Solicitation

This press release will not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

Forward-Looking Statements

The information in this press release contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “aim,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Pono’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the definitive business combination agreement by the shareholders of Pono; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the business combination agreement following the announcement of the entry into the business combination agreement and proposed Business Combination; (v) redemptions exceeding anticipated levels or the failure to meet The Nasdaq Market’s initial listing standards in connection with the consummation of the proposed Business Combination; (vi) the effect of the announcement or pendency of the proposed Business Combination on Horizon’s business relationships, operating results and business generally; (vii) risks that the proposed Business Combination disrupts the current plans of Horizon; (viii) changes in the markets in which Horizon competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ix) the risk that Pono and Horizon will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (x) the ability of the parties to recognize the benefits of the business combination agreement and the Business Combination; (xi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue; (xii) statements regarding Horizon’s industry and market size; (xiii) financial condition and performance of Horizon and Pono, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of Pono’s public shareholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Horizon; (xiv) Horizon’s ability to develop, certify, and manufacture an aircraft that meets its performance expectations; (xv) successful complete completion of testing and certification of Horizon’s Cavorite X7 eVTOL; (xvi) the targeted future production of Horizon’s Cavorite X7 aircraft; and (xvii) those factors discussed in Pono’s filings with the SEC and that that will be contained in the Proxy Statement relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Proxy Statement and other documents to be filed by Pono from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and while Horizon and Pono may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law. Neither Horizon nor Pono gives any assurance that Horizon and Pono will achieve their respective expectations.

Contacts

Horizon Aircraft

Inquiries (PR):

Phil Anderson
Phone: +44 (0)7767 491 519

Phil@perceptiona.com

Investor Contacts:

Shannon Devine and Rory Rumore

MZ Group

Phone: +1 (203) 741-8841

HorizonAircraft@mzgroup.us

Pono Capital Three, Inc.

Inquiries (PR):

Phone: (808) 892-6611

Davin@PonoCorp.com

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